

February 20, 2014

Via E-mail
Uladzimir Astafurau
President, Principal Executive Officer and Secretary
Asta Holdings, Corp.
14 Zelenaya Street, Ste. 20
Guryevsk, Russian Federation, 238300

> **Re:** **Asta Holdings, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 5, 2014**
> **File No. 333-193153**

Dear Mr. Astafurau:

We have reviewed your responses to the comments in our letter dated January 28, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 3 and reissue. We are not persuaded that the development of a business plan or the signing of one yacht maintenance agreement and the collection of $1,000 under such agreement constitutes more than "nominal" operations. Please prominently disclose that the company is a "shell company" as defined by Rule 405 under the Securities Act of 1933. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discuss the potential effect on your ability to attract additional capital through unregistered offerings. Alternatively, please provide us with additional detailed facts and analysis demonstrating that you are not a shell company.

Prospectus Summary, page 6

2. We note your response to our prior comment 6 and that you have removed the disclosure that it is highly questionable that you will expand your services to North America in the near future. It appears that you have limited operations and have not commenced any plans to expand your services in North America. Please provide support for why you believe your expansion to the United States is reasonably likely in the near future or revise to remove such aspirations here and throughout.

3. We note your response to our prior comment 8 and reissue. Please revise your summary to discuss your sole officer's and director's reasons for pursuing public company status at this time in the company's development and with limited time and attention from your sole officer and director. Please balance the disclosure on page 6 and discuss the disadvantages of doing so, including your sole officer's and director's estimate of the increased expenses of public reporting.

4. We note the statement that you have signed an agreement and anticipate that it will result in future revenues. Please balance the disclosure by clarifying that you cannot provide any guarantee that you will be able to generate additional revenues from such agreement. Please revise the Summary and throughout the prospectus.

Risk Factors, page 7

5. We note your response to our prior comment 11 and reissue. Although you have no current intentions to pay your sole officer and director a salary prior to "profitable operations," we note that the sole director and officer will have sole discretion to determine his own salary and perquisites which may limit funds available for net income. Please add a risk factor that discusses such risk.

Because we do not have any insurance, page 8

6. We note your response to our prior comment 13. Please highlight the title of this risk factor to separately disclose the attendant risks under the related risk factor.

Agreement, page 34

7. We note the disclosure that the yacht services agreement is scheduled to commence on February 1, 2014 and monthly payments will be determined based on the needs of the vessel. In subsequent amendments to the registration statement, please update the disclosure regarding your first service agreement as applicable.

Executive Compensation, page 39

8. We note your response to our prior comment 39. As Mr. Astafurau is your sole officer and director and will have sole discretion to determine his salary at the company, please include disclosure regarding how much you plan on paying Mr. Astafurau if you decide to pay him a salary.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Thomas E. Stepp, Jr., Esq.